Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces 1st Quarter Results 2008

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, May 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2008.

     <<
                                                     Three months Three months
                                                         ended        ended
                                                        March 31,    March 31,
     Financial and Operating Highlights                   2008         2007
     -------------------------------------------------------------------------
     Financial ($000, except as otherwise indicated)

     Revenue before royalties(1)                       $ 188,505    $ 135,502
       per Trust Unit(2)                               $    1.37    $    1.25
       per boe                                         $   62.52    $   51.90
     Funds from operations                             $  94,618    $  65,645
       per Trust Unit(3)                               $    0.68    $    0.59
       per boe                                         $   31.37    $   25.14
     Distributions declared                            $  50,021    $  50,206
       per Trust Unit(3)                               $    0.36    $    0.45
     Expenditures on property and equipment            $  66,903    $  49,696
     Working capital deficit(4)                        $  35,375    $  31,896
     Bank indebtedness                                 $ 563,500    $ 354,443
     Convertible debentures (face value)               $ 224,587    $ 180,730
     Trust Units outstanding at end of period (000)      139,273      115,050
     Basic weighted average Trust Units (000)            137,599      108,332

     Operating
     Daily Production
       Natural gas (mcf/d)                               125,113      114,324
       Crude oil and NGLs (bbls/d)                        12,281        9,958
       Total boe/d (at) 6:1                               33,133       29,012
     Average prices (including hedging)
       Natural gas ($/mcf)                             $    8.23    $    8.06
       Crude oil and NGLs ($/bbl)                      $   84.83    $   58.64

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average Trust Units outstanding
     (3) based on Trust Units outstanding at each distribution record date
     (4) working capital deficit excludes derivative assets and liabilities

                            MESSAGE TO UNITHOLDERS

     Record Funds from Operations and Payout Ratio:

     -   A record level of funds from operations during the first quarter 2008 resulted in a payout ratio of 53% which is the lowest in the history of Advantage and reinforces our strategy to finance our capital program out of cash flow. Funds from operations for the first quarter of 2008 increased 44% to $94.6 million and 15% to $0.68 per Trust
         Unit compared to $65.6 million or $0.59 per Trust Unit for the same period of 2007.
     -   The Fund declared three distributions during the quarter totaling
         $0.36 per Trust Unit. Since inception, the Fund has distributed
         $929.8 million or $16.62 per Trust Unit.
     -   Production volumes in the first quarter of 2008 increased 14% to
         33,133 boe/d compared to 29,012 boe/d in the first quarter of 2007.
         First quarter 2008 production volumes were impacted by extreme cold weather (as low as -50 degrees Celsius) during late January and early
         February. Operating costs for the first quarter were also impacted due to one-time frozen equipment and well repairs.
     -   Natural gas production for the first quarter of 2008 increased 9% to
         125.1 mmcf/d, compared to 114.3 mmcf/d reported in the first quarter of 2007. Crude oil and natural gas liquids production increased 23%
         to average 12,281 bbls/d compared to 9,958 bbls/d in the first quarter of 2007.

     Highly Successful First Quarter 2008 Drilling Program Confirms Pool
     Extensions & Adds Significant Productivity:

     -   The Q1 2008 drilling program was highly successful and surpassed internal expectations. New natural gas and oil pool extensions were confirmed and at quarter end approximately 3,000 boe/d of behind pipe productivity remains to be brought on-stream. The behind pipe volumes will be brought on through the second quarter and over the balance of
         2008 to offset declines.
     -   Capital spending for the quarter was on-track at $66.9 million net and included the drilling of 53 gross (38 net) wells at 98% success rate.
     -   At Martin Creek in Northeast British Columbia, a ten well drilling program was completed and confirmed extensions of the natural gas pool boundaries by 4 to 5 miles in several directions in this high potential property. In addition, a new productive horizon was tested in several wellbores which confirmed a larger areal extent and commercial production rates. Martin Creek will provide many years of future drilling potential.
     -   At Nevis in Central Alberta, four successful horizontal light oil wells were drilled as part of the continued development of our large
         Wabamum pool. With respect to coal bed methane development in the
         Horseshoe Canyon formation, sixteen successful wells were drilled prior to the end of the first quarter on lands acquired from Sound
         Energy Trust. The wells have excellent initial productivities ranging from 125 mcf/d to 250 mcf/d. Drilling will resume after spring break-up and several phases of future drilling potential for both light oil and natural gas have been identified.
     -   At Glacier in Northwest Alberta, five vertical delineation wells were drilled into the Montney formation and results are on-track with our expectations. A horizontal well development program and additional vertical delineation wells are being planned for the balance of 2008.
         Advantage's extensive 83 section land block is located directly adjacent to the Swan Lake and Tupper pool projects where significant drilling and infrastructure development is ongoing.
     -   At Willesden Green in Central Alberta, a new light oil pool was discovered and continued exploitation of natural gas in this area is yielding successful results and provides future follow-up drilling locations.
     -   With continued drilling success and a highly attractive suite of assets, Advantage has over 5 years of conventional drilling inventory and is well positioned to additionally capitalize on the significant natural gas resource play in the Montney formation at our Glacier and
         Stoddart properties.

     Looking Forward - Improving Commodity Prices could generate Surplus
     Cash Flow

     -   With recent improvements in the natural gas pricing outlook and including our commodity risk management positions for 2008, we anticipate generating cash flow in excess of our capital budget and current distribution requirements. Surplus cash flow provides security to our current distribution level and affords us flexibility to increase our highly efficient capital program, capitalize on acquisition opportunities or to reduce debt.
     -   We are reiterating our 2008 annual guidance with capital expenditures of $125 to $145 million and production of 32,000 to 34,000 boe/d with a 62% weighting to natural gas. Royalty rates are estimated to range between 17 to 19%. Operating costs are forecasted to be $12.50 to
         $13.30 per boe.
     -   Production during the second and third quarters will be impacted by several large third party facilities outages required for maintenance turnarounds which are common each year in western Canada. The large number of third party facilities turnarounds currently scheduled in the second quarter is anticipated to reduce production below first quarter levels.
     -   Advantage's intention is to continue to be a cash distributing entity after 2010. We will continue to closely monitor industry dynamics and are considering a number of alternative structures in order to maximize after-tax value for Unitholders. Advantage's significant tax pools of $1.7 billion afford us flexibility to evaluate many options in this regard.
     >>

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
May 14, 2008, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we"
or "our") for the three months ended March 31, 2008 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Non-GAAP Measures

     The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                                             Three months ended
                                                  March 31
     ($000)                                   2008         2007      % change
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                          $  81,593    $  50,520          62%
     Expenditures on asset retirement         4,965        4,009          24%
     Changes in non-cash working capital      8,060       11,116        (27)%
     -------------------------------------------------------------------------
     Funds from operations                $  94,618    $  65,645          44%
     -------------------------------------------------------------------------
     >>

     Forward-Looking Information

     The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and other risk factors set forth in
Advantage's Annual Information Form which is available at
www.advantageincome.com and www.sedar.com. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that
Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     <<
     Overview

                                             Three months ended
                                                  March 31
                                              2008         2007      % change
     -------------------------------------------------------------------------
     Cash provided by operating
      activities ($000)                   $  81,593    $  50,250          62%
     Funds from operations ($000)         $  94,618    $  65,645          44%
       per Trust Unit(1)                  $    0.68    $    0.59          15%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Cash provided by operating activities increased 62%, funds from operations increased 44%, and funds from operations per Trust Unit increased
15% for the three months ended March 31, 2008, as compared to the same period of 2007. Cash provided by operating activities and funds from operations were impacted by significantly increased revenues due to higher commodity prices and additional production from the acquisition of Sound Energy Trust
("Sound"), which closed on September 5, 2007. The financial and operating results from the acquired Sound properties are included in the three month period ended March 31, 2008, but are not included in the corresponding 2007 period. Funds from operations per Trust Unit increased for the three months ended March 31, 2008 compared to 2007 mainly due to higher commodity prices relative to the increased weighted average Trust Units outstanding. When compared to the fourth quarter of 2007, funds from operations increased 17%
due to stronger commodity prices, offset by a modest decrease in production.
Natural gas prices, excluding hedging, increased 4% and crude oil and NGL prices, excluding hedging, increased 51% for the three months ended March 31,
2008 compared to the same period of 2007. Natural gas prices, excluding hedging, increased 27% and crude oil and NGL prices, excluding hedging, increased 17% for the three months ended March 31, 2008 as compared to the immediate preceding quarter.
     The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

     <<
     Distributions

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Distributions declared ($000)        $  50,021    $  50,206            -
       per Trust Unit(1)                  $    0.36    $    0.45        (20)%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Total distributions in the first quarter of 2008 were approximately equal to those for the same period in 2007. Although the Fund had more Trust Units outstanding during the first quarter of 2008, there was a 20% reduction in the monthly distribution per Trust Unit. For the period ended March 31, 2008, the monthly distribution was $0.12 per Trust Unit, equating to $0.36 for the quarter while the monthly distribution for the quarter ended March 31, 2007 was $0.15 per Trust Unit equating to $0.45 for the quarter. In December 2007, we decreased the monthly distribution to $0.12 per Trust Unit due to the continued weak natural gas prices at that time. To mitigate the persisting risk associated with low commodity prices and the resulting negative impact on cash flows, the Fund implemented a hedging program with 54% of natural gas production and 38% of crude oil production, net of royalties, hedged for 2008
(see "Commodity Price Risk" section for a more detailed discussion of our price risk management). As commodity prices have strengthened in early 2008, the current environment in combination with our hedging program provides strong support for continuation of the current distribution level.
     Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing
Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to
Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. It is our long-term objective to provide stable and sustainable distributions to the
Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives, including our credit facility, as an interim measure to maintain stable distributions.

     <<
     Revenue

                                            Three months ended
                                                  March 31
     ($000)                                  2008         2007       % change
     -------------------------------------------------------------------------
     Natural gas excluding hedging        $  89,994    $  78,333          15%
     Realized hedging gains                   3,710        4,620        (20)%
     -------------------------------------------------------------------------
     Natural gas including hedging        $  93,704    $  82,953          13%
     -------------------------------------------------------------------------
     Crude oil and NGLs excluding hedging $  96,104    $  50,939          89%
     Realized hedging gains (losses)         (1,303)       1,610       (181)%
     -------------------------------------------------------------------------
     Crude oil and NGLs including hedging $  94,801    $  52,549          80%
     -------------------------------------------------------------------------
     Total revenue                        $ 188,505    $ 135,502          39%
     -------------------------------------------------------------------------
     >>

     Natural gas, crude oil and NGLs revenues, excluding hedging, increased significantly for the three months ended March 31, 2008, as compared to 2007.
This improvement has been due to a 14% increase in total daily production, primarily attributed to the acquisition of Sound, which closed on September 5,
2007, and higher commodity prices. Realized natural gas prices, excluding hedging, increased 4%, while realized crude oil and NGL prices, excluding hedging, increased a substantial 51%. For the three months ended March 31,
2008 and 2007 the Fund recognized natural gas and crude oil hedging gains of
$2.4 million and $6.2 million, respectively. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

     <<
     Production

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Natural gas (mcf/d)                    125,113      114,324           9%
     Crude oil (bbls/d)                       9,851        7,557          30%
     NGLs (bbls/d)                            2,430        2,401           1%
     -------------------------------------------------------------------------
     Total (boe/d)                           33,133       29,012          14%
     -------------------------------------------------------------------------
     Natural gas (%)                            63%          66%
     Crude oil (%)                              30%          26%
     NGLs (%)                                    7%           8%
     >>

     The Fund's total daily production averaged 33,133 boe/d for the three months ended March 31, 2008, an increase of 14% from the same period of 2007.
In particular, crude oil production has increased 30%, which has been significantly beneficial due to higher crude oil pricing relative to natural gas. The increase in production is primarily attributable to the Sound acquisition, which closed September 5, 2007. Total daily production for the quarter was 3% lower compared to the fourth quarter of 2007, mainly due to natural declines and extreme cold weather conditions that caused brief production outages in late January and February. For 2008, we expect production to average approximately 32,000 to 34,000 boe/d, weighted 62% to natural gas.

     <<
     Commodity Prices and Marketing

     Natural Gas
                                            Three months ended
                                                  March 31
     ($/mcf)                                 2008         2007       % change
     -------------------------------------------------------------------------
     Realized natural gas prices
       Excluding hedging                  $    7.90    $    7.61          4%
       Including hedging                  $    8.23    $    8.06          2%
     AECO monthly index                   $    7.13    $    7.46         (4)%
     >>

     Realized natural gas prices, excluding hedging, were slightly higher for the three months ended March 31, 2008 than the same period of 2007. However, our realized natural gas price, excluding hedging, increased 27% as compared to the fourth quarter of 2007. As North America progressed through the
2007/2008 winter season, inventory levels that had been historically high over the last couple of years quickly reduced down to a normal five-year average.
In addition, reduced liquefied natural gas imports into the US and the slowdown in natural gas drilling in Western Canada has provided upward price support. These developments have been encouraging and we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas,
(ii) significantly less natural gas drilling in Canada projected for 2008, which will reduce productivity to offset declines, (iii) the increasing focus on resource style natural gas wells, which have high initial declines and require a higher threshold economic price than conventional gas drilling and
(iv) the demand for natural gas for the Canadian oil sands projects.

     <<
     Crude Oil and NGLs

                                            Three months ended
                                                  March 31
     ($/bbl)                                 2008         2007       % change
     -------------------------------------------------------------------------
     Realized crude oil prices
       Excluding hedging                  $   88.15    $   59.03          49%
       Including hedging                  $   86.69    $   61.40          41%
     Realized NGLs prices
       Excluding hedging                  $   77.25    $   49.93          55%
     Realized crude oil and NGLs prices
       Excluding hedging                  $   85.99    $   56.84          51%
       Including hedging                  $   84.83    $   58.64          45%
     WTI ($US/bbl)                        $   97.96    $   58.12          69%
     $US/$Canadian exchange rate          $    1.00    $    0.85          18%
     >>

     Realized crude oil and NGLs prices, excluding hedging, increased 51% for the three months ended March 31, 2008, as compared to the same period of 2007.
Advantage's crude oil prices are based on the benchmark pricing of West Texas
Intermediate Crude ("WTI") adjusted for quality, transportation costs and
$US/ $Canadian exchange rates. Advantage's realized crude oil price has not increased to the same extent as WTI, owing to the Canadian dollar achieving parity with the US dollar, and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI has reached historic high levels. Many developments have resulted in the current price levels, including significant continuing geopolitical issues, general market speculation and ongoing supply concerns. As a result, prices have continued to increase, with
WTI recently surpassing US$120/bbl. It is worth noting that demand has remained resilient even as the United States, the world's largest crude oil consumer, experiences an economic slowdown. Currently there is no consensus on how long a US slowdown may last and how it may affect crude oil pricing.
Regardless whether the current price level is sustainable or a short-term anomaly, we believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, (iii) strong world wide demand, particularly in China, India and the United States and (iv) North
American refinery capacity constraints.

     Commodity Price Risk

     The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the distributions to holders of Advantage Trust
Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through, frequent reviews of exposures to individual entities.

     The Fund has fixed the commodity price on anticipated production as follows:

     <<
                               Approximate
                                Production
                              Hedged, Net of    Average           Average
     Commodity                  Royalties     Floor Price      Ceiling Price
     -------------------------------------------------------------------------
     Natural gas - AECO
       April to June 2008            66%      Cdn$7.22/mcf      Cdn$7.22/mcf
       July to September 2008        64%      Cdn$7.22/mcf      Cdn$7.22/mcf
       October to December 2008      62%      Cdn$7.64/mcf      Cdn$7.64/mcf
       -----------------------------------------------------------------------
       Total 2008                    54%      Cdn$7.52/mcf      Cdn$7.66/mcf
       -----------------------------------------------------------------------
       January to March 2009         60%      Cdn$7.87/mcf      Cdn$7.87/mcf
     Crude Oil - WTI
       April to June 2008            47%      Cdn$94.39/bbl     Cdn$94.39/bbl
       July to September 2008        46%      Cdn$94.39/bbl     Cdn$94.39/bbl
       October to December 2008      45%      Cdn$94.39/bbl     Cdn$94.39/bbl
       -----------------------------------------------------------------------
       Total 2008                    38%      Cdn$94.07/bbl     Cdn$94.07/bbl
       -----------------------------------------------------------------------
       January to March 2009         32%      Cdn$95.84/bbl     Cdn$95.84/bbl
     >>

     For the three month period ended March 31, 2008, we recognized in income a realized derivative gain of $2.4 million (March 31, 2007 - $6.2 million)
upon the regular monthly settlement of these financial contracts. As at
March 31, 2008, the fair value of the derivatives outstanding and to be settled from April 2008 to March 2009 was a net liability of approximately
$59.0 million (December 31, 2007 - $2.2 million net asset). For the three months ended March 31, 2008, $61.2 million (March 31, 2007 - $12.0 million)
was recognized in income as an unrealized derivative loss due to changes in the fair values of these contracts since December 31, 2007. The valuation of the derivatives is the estimated fair value to settle the contracts as at
March 31, 2008 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from April 2008 to March 2009 corresponding to when Advantage will receive revenues from production at similarly high prices.

     <<
     Royalties

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Royalties ($000)                     $  33,881    $  26,165          29%
       per boe                            $   11.24    $   10.02          12%
     As a percentage of revenue,
      excluding hedging                       18.2%        20.2%       (2.0)%
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties have increased in total for 2008 due to the increase in revenue from higher production and commodity prices. Royalties as a percentage of revenue, excluding hedging, decreased compared to the first quarter of 2007. As royalty rates are generally dependent on prices and individual well production levels, our average royalty rates will vary as the nature of our properties change through ongoing development activities and acquisitions. We expect the royalty rate to be in the range of 17% to 19% for 2008 given the current environment.

     <<
     Operating Costs

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Operating costs ($000)               $  40,272    $  30,270          33%
       per boe                            $   13.36    $   11.59          15%
     >>

     Total operating costs increased 33% for the three months ended March 31,
2008 compared to the first quarter of 2007. The increase in total operating costs is due mainly to the Sound acquisition with total operating costs increasing only 2% as compared to the fourth quarter of 2007. Operating costs per boe increased 15% for the three months ended March 31, 2008 compared to the three months ended March 31, 2007, due to increased operating costs per boe as a result of the higher percentage of oil properties from the Sound acquisition. Operating costs per boe increased just 7% compared to the fourth quarter of 2007 due to the modestly lower production and one-time incremental costs that are frequently incurred during the winter season, especially related to winter only access areas. We will continue to be opportunistic and proactive in pursuing programs that will improve our operating cost structure.
Consistent with this strategy, the Fund entered hedges for power costs, one of our more significant operating costs, of 3.0 MW at $54.00/MWh for 2008. We expect that operating costs per boe will be in the range of $12.50 to $13.30 for the 2008 year.

     <<
     General and Administrative

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     General and administrative
      expense ($000)                      $   7,232    $   4,716          53%
       per boe                            $    2.40    $    1.81          33%
     Employees at March 31                      163          135          21%
     >>

     General and administrative ("G&A") expense has increased 53% for the three months ended March 31, 2008 compared to the three months ended March 31,
2007 due to higher staff levels from the Sound acquisition and a one-time payment to terminate an office lease arrangement. Total G&A was relatively comparable to the fourth quarter of 2007.

     <<
     Management Internalization

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Management internalization ($000)    $   2,491    $   5,369        (54)%
       per boe                            $    0.83    $    2.06        (60)%
     >>

     In 2006, the Fund and the Manager reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement,
Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the quarter since one third vested and was paid in June 2007 while the remaining two thirds continues to be amortized to income.

     <<
     Interest

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Interest expense ($000)              $   7,766    $   5,187          50%
       per boe                            $    2.58    $    1.99          30%
     Average effective interest rate           5.6%         5.4%         0.2%
     Bank indebtedness at March 31 ($000)   563,500      354,443          59%
     >>

     Total interest expense increased 50% and 30% per boe for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007.
These increases primarily reflect the additional debt assumed by the fund from the Sound acquisition on September 5, 2007. Interest expense versus the fourth quarter of 2007 was reasonably comparable. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.6% for the three months ended March 31, 2008. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

     <<
     Interest and Accretion on Convertible Debentures

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Interest on convertible
      debentures ($000)                   $   4,187    $   3,238          29%
       per boe                            $    1.39    $    1.24          12%
     Accretion on convertible
      debentures ($000)                   $     720    $     599          20%
       per boe                            $    0.24    $    0.23           4%
     Convertible debentures maturity
      value at March 31 ($000)            $ 224,587    $ 180,730          24%
     >>

     Interest and accretion on convertible debentures has increased compared to 2007 due to Advantage assuming Sound's 8.75% and 8.00% convertible debentures on the acquisition. The increased interest and accretion from the additional debentures has been slightly offset by the maturation of the 10%
convertible debentures with a face value of $1.4 million on November 1, 2007.
The interest and accretion per boe for the quarter is slightly higher as our convertible debentures outstanding have somewhat increased relative to our level of production.

     <<
     Depletion, Depreciation and Accretion

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Depletion, depreciation & accretion
      ($000)                              $  76,880    $  63,918          20%
       per boe                            $   25.50    $   24.48           4%
     >>

     Depletion and depreciation of fixed assets is provided on the
"unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has increased 20% for the three months ended
March 31, 2008 compared to 2007 due to considerable increases in daily production volumes, mainly from the Sound acquisition. On a per boe basis,
DD&A has only increased 4% as increases in our fixed assets from prior acquisitions and development activities have resulted in proved reserve additions similar to prior experience. We evaluate the recoverability of our petroleum and natural gas assets each reporting period to ensure the carrying amount does not exceed the fair value. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized. There has been no impairment of the Fund's petroleum and natural gas properties under
Canadian GAAP since inception.

     Taxes

     Current taxes paid or payable for the quarter ended March 31, 2008 amounted to $0.7 million, compared to $0.3 million expensed for the same period of 2007. The higher current taxes are due to the increased Saskatchewan properties and activity within these properties from the Sound acquisition.
Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of
Saskatchewan.
     Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the three months ended March 31,
2008, the Fund recognized a future income tax reduction of $22.7 million compared to $16.6 million for the same period of 2007. As at March 31, 2008, we had a future income tax liability balance of $44.1 million, compared to
$66.7 million at December 31, 2007.
     Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to
Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment
Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. The effect of the new tax law was recognized in the future income tax expense and liability for the year ended
December 31, 2007. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

     <<
     Net Income (Loss)

                                            Three months ended
                                                  March 31
                                             2008         2007       % change
     -------------------------------------------------------------------------
     Net income (loss) ($000)             $ (24,122)   $     341     (7,174)%
       per Trust Unit - Basic and diluted $   (0.18)   $    0.00            -
     >>

     Net loss for the three months ended March 31, 2008 was $24.1 million, a significant decrease as compared to the net income for the three months ended
March 31, 2007. Although higher production and commodity prices resulted in considerable increased revenues, this was more than offset by an unrealized loss on derivatives of $61.2 million compared to $12.0 million for the three months ended March 31, 2007. The unrealized loss on derivatives is due to improved forward commodity prices as compared to the prices per the open derivative positions. The recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from April 2008 to March 2009 corresponding to when
Advantage will receive revenues from production at similarly high prices.

     <<
     Cash Netbacks

                                Three months ended        Three months ended
                                  March 31, 2008            March 31, 2007
                                $000        per boe       $000        per boe
     -------------------------------------------------------------------------
     Revenue                 $ 186,098    $   61.72    $ 129,272    $   49.51
     Realized gain on
      derivatives                2,407         0.80        6,230         2.39
     Royalties                 (33,881)      (11.24)     (26,165)      (10.02)
     Operating costs           (40,272)      (13.36)     (30,270)      (11.59)
     -------------------------------------------------------------------------
     Operating               $ 114,352    $   37.92    $  79,067    $   30.29
     General and
      administrative(1)         (7,093)       (2.35)      (4,716)       (1.81)
     Interest                   (7,766)       (2.58)      (5,187)       (1.99)
     Interest on convertible
      debentures                (4,187)       (1.39)      (3,238)       (1.24)
     Income and capital taxes     (688)       (0.23)        (281)       (0.11)
     -------------------------------------------------------------------------
     Funds from operations   $  94,618    $   31.37    $  65,645    $   25.14
     -------------------------------------------------------------------------

     (1) General and administrative expense excludes unit-based compensation expense.
     >>

     Funds from operations of Advantage for the quarter ended March 31, 2008 increased to $94.6 million from $65.6 million in the first quarter of 2007, due primarily to additional production from the Sound acquisition and greatly improved commodity prices. The cash netback per boe for the three months ended
March 31, 2008 increased 25% to $31.37 from $25.14. The higher cash netback per boe is primarily due to stronger crude oil and natural gas prices, offset partially by higher operating costs and interest on bank indebtedness and convertible debentures. Operating costs have steadily increased over the past year due to significantly higher field costs associated with supplies and services that have resulted from the high level of industry activity, an overall industry labour cost increase, and higher relative operating costs from the Sound acquisition. The higher interest expense has been due to the additional bank indebtedness and convertible debentures assumed on the Sound acquisition relative to the corresponding production. When compared to the fourth quarter of 2007, funds from operations per boe increased 23%, clearly demonstrating the significant improvement in commodity prices.

     Contractual Obligations and Commitments

     The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                          Payments due by period

     ($ millions)          Total     2008     2009     2010     2011     2012
     -------------------------------------------------------------------------
     Building leases     $  14.4  $   3.1  $   4.1  $   4.1  $   1.8  $   1.3
     Capital leases          7.4      1.2      2.1      2.2      1.9        -
     Pipeline/
      transportation         5.3      3.0      1.9      0.4        -        -
     Convertible
      debentures(1)        224.6      5.4     87.0     69.9     62.3        -
     -------------------------------------------------------------------------
     Total contractual
      obligations        $ 251.7  $  12.7  $  95.1  $  76.6  $  66.0  $   1.3
     -------------------------------------------------------------------------

     (1) As at March 31, 2008, Advantage had $224.6 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
         The Fund expects that the obligations related to convertible debentures will be settled either directly or indirectly through the issuance of Trust Units.

     (2) Bank indebtedness of $563.5 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.
     >>

     Liquidity and Capital Resources

     The following table is a summary of the Fund's capitalization structure.

     <<
     ($000, except as otherwise indicated)                     March 31, 2008
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                $   563,500
     Working capital deficit(1)                                        35,375
     -------------------------------------------------------------------------
     Net debt                                                     $   598,875
     -------------------------------------------------------------------------
     Trust Units outstanding (000)                                    139,273
     Trust Unit closing market price ($/Trust Unit)               $     11.79
     -------------------------------------------------------------------------
     Market value                                                 $ 1,642,029
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)            $   214,328
     Capital lease obligations (long-term)                              5,332
     -------------------------------------------------------------------------
     Total capitalization                                         $ 2,460,564
     -------------------------------------------------------------------------

     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.
     >>

     Unitholders' Equity and Convertible Debentures

     Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
     As at March 31, 2008, the Fund had 139.3 million Trust Units outstanding.
During the three months ended March 31, 2008, 1,006,673 Trust Units were issued as a result of the Premium Distribution(TM), Distribution Reinvestment
and Optional Trust Unit Purchase Plan (the "Plan"), generating $9.6 million reinvested in the Fund and representing an approximate 20% participation rate
(for three months ended March 31, 2007, 1,069,989 Trust Units were issued under the Plan, generating $12.4 million reinvested in the Fund). As at
May 14, 2008, Advantage had 139.6 million Trust Units issued and outstanding.
     At both March 31, 2008 and December 31, 2007, the Fund had $224.6 million convertible debentures outstanding that were immediately convertible to
9.8 million Trust Units based on the applicable conversion prices. During the period ended March 31, 2008, $25,000 debentures were converted resulting in the issuance of 1,001 Trust Units. As at May 14, 2008, the convertible debentures outstanding have not changed from March 31, 2008.
     Advantage has a Trust Units Rights Incentive Plan for external directors as approved by the Unitholders of the Fund. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust
Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.
As at May 14, 2008, 150,000 Trust Unit Rights remain outstanding.

     Bank Indebtedness, Credit Facility and Other Obligations

     At March 31, 2008, Advantage had bank indebtedness outstanding of
$563.5 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Bank indebtedness increased $16.1 million since December 31, 2007 as a significant portion of our 2008 capital expenditure program was incurred during the first quarter.
     Advantage had a working capital deficiency of $35.4 million as at
March 31, 2008. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.
     Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at March 31, 2008 is $6.6 million, bearing interest at rates ranging from 5.5%
to 6.7%, and is secured by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

     <<
     Capital Expenditures

                                                           Three months ended
                                                                March 31
     ($000)                                                 2008         2007
     -------------------------------------------------------------------------
     Land and seismic                                  $   4,170    $   2,340
     Drilling, completions and workovers                  36,744       27,135
     Well equipping and facilities                        25,598       20,110
     Other                                                   391          111
     -------------------------------------------------------------------------
                                                       $  66,903    $  49,696
     Property acquisitions                                     -       12,851
     Property dispositions                                   (91)        (427)
     -------------------------------------------------------------------------
     Total capital expenditures                        $  66,812    $  62,120
     -------------------------------------------------------------------------
     >>

     Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks.
Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
     For the three month period ended March 31, 2008, the Fund spent a net
$66.9 million and drilled a total of 38 net (53 gross) wells at a 98% success rate. Total capital spending in the quarter included $16.8 million at Martin
Creek, $9.2 million at Glacier, $7.8 million at Nevis, $6.2 million at Sousa,
$6.0 million at Willesden Green, $4.8 million at Brazeau, $3.2 million at Chip
Lake, and $2.5 million at Southeast Saskatchewan.
     The following table summarizes the various funding requirements during the three months ended March 31, 2008 and 2007 and the sources of funding to meet those requirements.

     <<
     Sources and Uses of Funds

                                                           Three months ended
                                                                March 31
     ($000)                                                 2008         2007
     -------------------------------------------------------------------------
     Sources of funds
       Funds from operations                           $  94,618    $  65,645
       Increase in bank indebtedness                      16,074            -
       Decrease in working capital                         2,035            -
       Property dispositions                                  91          427
       Units issued, net of costs                            (42)     104,100
     -------------------------------------------------------------------------
                                                       $ 112,776    $ 170,172
     -------------------------------------------------------------------------
     Uses of funds
       Expenditures on property and equipment          $  66,903    $  49,696
       Distributions to Unitholders                       40,302       39,538
       Expenditures on asset retirement                    4,965        4,009
       Reduction of capital lease obligations                606          351
       Decrease in bank indebtedness                           -       56,131
       Property acquisitions                                   -       12,851
       Increase in working capital                             -        7,596
     -------------------------------------------------------------------------
                                                       $ 112,776    $ 170,172
     -------------------------------------------------------------------------

     Quarterly Performance

                                   2008                      2007
     ($000, except as
      otherwise indicated)          Q1           Q4           Q3           Q2
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)     125,113      128,556      115,991      108,978
       Crude oil and NGLs
        (bbls/d)                12,281       12,895       10,014        8,952
       Total (boe/d)            33,133       34,321       29,346       27,115

     Average prices
       Natural gas ($/mcf)
         Excluding hedging   $    7.90    $    6.23    $    5.62    $    7.54
         Including hedging   $    8.23    $    6.97    $    6.35    $    7.52
         AECO monthly index  $    7.13    $    6.00    $    5.62    $    7.37
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging   $   85.99    $   73.40    $   69.03    $   61.84
         Including hedging   $   84.83    $   70.40    $   68.51    $   61.93
         WTI ($US/bbl)       $   97.96    $   90.63    $   75.33    $   65.02

     Total revenues (before
      royalties)             $ 188,505    $ 165,951    $ 130,830    $ 125,075
     Net income (loss)       $ (24,122)   $  13,795    $ (26,202)   $   4,531
       per Trust Unit -
        basic and diluted    $   (0.18)   $    0.10    $   (0.22)   $    0.04
     Funds from operations   $  94,618    $  80,519    $  62,345    $  62,634
     Distributions declared  $  50,021    $  57,875    $  55,017    $  52,096

                                   2007                      2006
     ($000, except as
      otherwise indicated)          Q1           Q4           Q3           Q2
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)     114,324      117,134      122,227       70,293
       Crude oil and NGLs
        (bbls/d)                 9,958        9,570        9,330        6,593
       Total (boe/d)            29,012       29,092       29,701       18,309

     Average prices
       Natural gas ($/mcf)
         Excluding hedging   $    7.61    $    6.90    $    5.89    $    6.18
         Including hedging   $    8.06    $    7.27    $    5.90    $    6.18
         AECO monthly index  $    7.46    $    6.36    $    6.03    $    6.28
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging   $   56.84    $   54.58    $   67.77    $   68.69
         Including hedging   $   58.64    $   55.86    $   67.77    $   68.69
         WTI ($US/bbl)       $   58.12    $   60.21    $   70.55    $   70.75

     Total revenues (before
      royalties)             $ 135,502    $ 127,539    $ 124,521    $  80,766
     Net income (loss)       $     341    $   8,736    $   1,209    $  23,905
       per Trust Unit -
        basic and diluted    $    0.00    $    0.08    $    0.01    $    0.38
     Funds from operations   $  65,645    $  62,737    $  63,110    $  42,281
     Distributions declared  $  50,206    $  58,791    $  60,498    $  53,498
     >>

     The table above highlights the Fund's performance for the first quarter of 2008 and also for the preceding seven quarters. Production significantly increased in the third quarter of 2006 as the Ketch acquisition closed on June
23, 2006 and was fully integrated with Advantage. The second quarter of 2007 encountered a temporary production decrease as expected due to several facility turnarounds that had been planned for that period. Increases in the
2007 third and fourth quarter financial and operating results are due to the acquisition of Sound that closed on September 5, 2007. Production declined slightly in the first quarter of 2008, compared to the fourth quarter of 2007, as a result of natural declines and normal poor winter weather conditions that can cause brief production outages. Advantage's revenues and funds from operations increased significantly beginning in the third quarter of 2006 primarily due to the production from the merger with Ketch. Revenues and funds from operations surged again in the fourth quarter of 2007 due to the Sound acquisition, partially offset by lower natural gas prices. Revenues and funds from operations continued to increase in the first quarter of 2008 due to higher realized commodity prices. Net income was lower in the first three quarters of 2007 due to reduced natural gas prices realized during the periods, amortization of the management internalization consideration and increased depletion and depreciation expense due to the Ketch merger. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and stronger crude oil prices. A net loss was recognized in the first quarter of 2008 due to significant unrealized losses on hedging positions for the period from April 2008 to March 2009.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     Controls and Procedures

     The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President, Finance and
Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the three months ended March 31, 2008, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.
     Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Outlook

     The Fund's 2008 Budget, as approved by the Board of Directors, retains a high degree of activity and focus on drilling in many of our key properties where a high level of success was realized through 2007. Capital has also been directed to delineate the Montney natural gas resource play at Glacier in
Northwest Alberta and to accommodate facility expansions and enhanced recovery schemes as necessary.
     For 2008, we are forecasting production to be in the range of 32,000 to
34,000 boe/d. Advantage's 2008 capital expenditures budget is estimated to be approximately $125 to $145 million with approximately 143 gross (88 net)
wells. A highly successful winter program has been completed at Martin Creek,
Glacier, Nevis and Willesden Green and will be followed by a relatively even paced program in Q3 and Q4 of 2008 in several other properties. Capital spending is estimated to be split evenly between oil and gas activities.
     Per unit operating costs on an annual basis are expected to range between the $12.50 to $13.30/boe range. Advantage is continuing with several operating cost reduction initiatives throughout 2008 to help offset these increases and we have begun to realize some key achievements in this area. We expect industry servicing and maintenance costs to generally remain stable in 2008 with some potential for natural gas related costs to increase during the latter part of 2008 if natural gas pricing continues to improve.
     On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Preliminary indications are that the changes will have a negligible impact on Advantage since we have a significant number of lower rate wells within our long life properties producing in Alberta.
Advantage also has a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well characteristics. Our exposure in
Northeast British Columbia and Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program. We expect our royalty rates to range from 17% to 19% in 2008.
     Advantage's funds from operations in 2008 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Additional hedging has been completed for 2008 to i) stabilize cash flows and ii) ensure that the Fund's capital program is substantially funded out of cash flow. Approximately 54% of our natural gas production, net of royalties, is now hedged for the 2008 calendar year at a floor of
$7.52 Canadian per mcf. Advantage has also hedged 38% of its 2008 crude oil production, net of royalties, at an average price of $94.07 Canadian per bbl.
     Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the
Ketch and Sound acquisitions.
     Looking forward, Advantage's high quality assets combined with a greater than five year conventional drilling inventory, exposure to the Montney natural gas resource play and excellent tax pools provides many options for the Fund and we are committed to maximizing value generation for our
Unitholders.

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     March 14, 2008

     <<
                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets

                                                       March 31,  December 31,
     (thousands of dollars)                                2008          2007
     -------------------------------------------------------------------------
                                                     (unaudited)
     Assets
     Current assets
       Accounts receivable                          $   109,829   $    95,474
       Prepaid expenses and deposits                     18,538        21,988
       Derivative asset (note 9)                            597         7,027
     -------------------------------------------------------------------------
                                                        128,964       124,489
     Derivative asset (note 9)                                -           174
     Fixed assets (note 2)                            2,174,243     2,177,346
     Goodwill                                           120,271       120,271
     -------------------------------------------------------------------------
                                                    $ 2,423,478   $ 2,422,280
     -------------------------------------------------------------------------
     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities     $   135,629   $   122,087
       Distributions payable to Unitholders              16,713        16,592
       Current portion of capital lease obligations
        (note 3)                                          1,252         1,537
       Current portion of convertible debentures
        (note 4)                                         10,148         5,333
       Derivative liability (note 9)                     59,602         2,242
     -------------------------------------------------------------------------
                                                        223,344       147,791
     Derivative liability (note 9)                            -         2,778
     Capital lease obligations (note 3)                   5,332         5,653
     Bank indebtedness (note 5)                         563,500       547,426
     Convertible debentures (note 4)                    208,083       212,203
     Asset retirement obligations (note 6)               62,167        60,835
     Future income taxes                                 44,051        66,727
     -------------------------------------------------------------------------
                                                      1,106,477     1,043,413
     -------------------------------------------------------------------------
     Unitholders' Equity
     Unitholders' capital (note 7)                    2,039,137     2,027,065
     Convertible debentures equity component
      (note 4)                                            9,632         9,632
     Contributed surplus (note 7)                         2,210         2,005
     Accumulated deficit (note 8)                      (733,978)     (659,835)
     -------------------------------------------------------------------------
                                                      1,317,001     1,378,867
     -------------------------------------------------------------------------
                                                    $ 2,423,478   $ 2,422,280
     -------------------------------------------------------------------------
     Commitments (note 11)

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Income (Loss), Comprehensive Income (Loss)
     and Accumulated Deficit

                                                   Three months  Three months
                                                          ended         ended
     (thousands of dollars, except for per             March 31,     March 31,
      Trust Unit amounts) (unaudited)                      2008          2007
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural gas                    $   186,098   $   129,272
       Realized gain on derivatives (note 9)              2,407         6,230
       Unrealized loss on derivatives (note 9)          (61,186)      (12,029)
       Royalties                                        (33,881)      (26,165)
     -------------------------------------------------------------------------
                                                         93,438        97,308
     -------------------------------------------------------------------------
     Expenses
       Operating                                         40,272        30,270
       General and administrative                         7,232         4,716
       Management internalization (note 7)                2,491         5,369
       Interest                                           7,766         5,187
       Interest and accretion on convertible
        debentures                                        4,907         3,837
       Depletion, depreciation and accretion             76,880        63,918
     -------------------------------------------------------------------------
                                                        139,548       113,297
     -------------------------------------------------------------------------
     Loss before taxes                                  (46,110)      (15,989)
     Future income tax reduction                        (22,676)      (16,611)
     Income and capital taxes                               688           281
     -------------------------------------------------------------------------
                                                        (21,988)      (16,330)
     -------------------------------------------------------------------------
     Net income (loss) and comprehensive
      income (loss)                                     (24,122)          341
     Accumulated deficit, beginning of period          (659,835)     (437,106)
     Distributions declared                             (50,021)      (50,206)
     -------------------------------------------------------------------------
     Accumulated deficit, end of period             $  (733,978)  $  (486,971)
     -------------------------------------------------------------------------
     Net income (loss) per Trust Unit (note 7)
       Basic and diluted                            $     (0.18)  $      0.00
     -------------------------------------------------------------------------

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows
                                                   Three months  Three months
                                                          ended         ended
                                                       March 31,     March 31,
     (thousands of dollars) (unaudited)                    2008          2007
     -------------------------------------------------------------------------
     Operating Activities

     Net income (loss)                              $   (24,122)  $       341
     Add (deduct) items not requiring cash:
       Unrealized loss on derivatives                    61,186        12,029
       Unit-based compensation                              139             -
       Management internalization                         2,491         5,369
       Accretion on convertible debentures                  720           599
       Depletion, depreciation and accretion             76,880        63,918
       Future income tax                                (22,676)      (16,611)
     Expenditures on asset retirement                    (4,965)       (4,009)
     Changes in non-cash working capital                 (8,060)      (11,116)
     -------------------------------------------------------------------------
     Cash provided by operating activities               81,593        50,520
     -------------------------------------------------------------------------
     Financing Activities

     Units issued, net of costs (note 7)                    (42)      104,100
     Increase (decrease) in bank indebtedness            16,074       (56,131)
     Reduction of capital lease obligations                (606)         (351)
     Distributions to Unitholders                       (40,302)      (39,538)
     -------------------------------------------------------------------------
     Cash provided by (used in) financing activities    (24,876)        8,080
     -------------------------------------------------------------------------
     Investing Activities

     Expenditures on property and equipment             (66,903)      (49,696)
     Property acquisitions                                    -       (12,851)
     Property dispositions                                   91           427
     Changes in non-cash working capital                 10,095         3,520
     -------------------------------------------------------------------------
     Cash used in investing activities                  (56,717)      (58,600)
     -------------------------------------------------------------------------
     Net change in cash                                       -             -
     Cash, beginning of period                                -             -
     -------------------------------------------------------------------------
     Cash, end of period                            $         -   $         -
     -------------------------------------------------------------------------

     Supplementary Cash Flow Information
       Interest paid                                $     8,566   $     7,005
       Taxes paid                                   $       154   $       361

     see accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     March 31, 2008 (unaudited)

     All tabular amounts in thousands except as otherwise indicated.

     The interim consolidated financial statements of Advantage Energy Income
     Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2007, except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2007 as set out in Advantage's Annual Report.

     1.  Changes in Accounting Policies

         (a) Capital disclosures

         On January 1, 2008, the Fund adopted CICA Handbook Section 1535,
         Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.
         The adoption of this Section requires that information on capital management be included in the notes to the consolidated financial statements (note 10). This new standard does not have any effect on our financial position or results of operations.

         (b) Comparative figures

         Certain comparative figures have been reclassified to conform to the current year's presentation.

     2.  Fixed Assets

                                                    Accumulated
                                                  Depletion and      Net Book
         March 31, 2008                      Cost  Depreciation         Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,088,611   $   919,903   $ 2,168,708
         Furniture and equipment           10,920         5,385         5,535
         ---------------------------------------------------------------------
                                      $ 3,099,531   $   925,288   $ 2,174,243
         ---------------------------------------------------------------------

                                                    Accumulated
                                                  Depletion and      Net Book
         December 31, 2007                   Cost  Depreciation         Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,016,243   $   844,671   $ 2,171,572
         Furniture and equipment           10,548         4,774         5,774
         ---------------------------------------------------------------------
                                      $ 3,026,791   $   849,445   $ 2,177,346
         ---------------------------------------------------------------------

         During the three months ended March 31, 2008, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $3,279,000 (March 31,
         2007 - $1,969,000).

     3.  Capital Lease Obligations

         The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at March 31, 2008 consist of the following:

         2008                         $     1,200
         2009                               2,040
         2010                               2,200
         2011                               1,925
         -----------------------------------------
                                            7,365
         Less amounts representing
          interest                           (781)
         -----------------------------------------
                                            6,584
         Current portion                   (1,252)
         -----------------------------------------
                                      $     5,332
         -----------------------------------------

     4.  Convertible Debentures

         The balance of debentures outstanding at March 31, 2008 and changes in the liability and equity components during the three months ended
         March 31, 2008 are as follows:

                                 9.00%        8.25%        8.75%        7.50%
         ---------------------------------------------------------------------
         Debentures
          outstanding        $   5,392    $   4,867    $  29,839    $  52,268
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            Dec. 31, 2007    $   5,333    $   4,767    $  29,382    $  50,671
           Accretion of
            discount                25           23           76          226
           Converted to Trust
            Units                    -            -            -            -
         ---------------------------------------------------------------------
           Balance at
            March 31, 2008   $   5,358    $   4,790    $  29,458    $  50,897
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            Dec. 31, 2007    $     229    $     248    $     852    $   2,248
           Converted to
            Trust Units              -            -            -            -
         ---------------------------------------------------------------------
           Balance at
            March 31, 2008   $     229    $     248    $     852    $   2,248
         ---------------------------------------------------------------------

                                 6.50%        7.75%        8.00%        Total
         ---------------------------------------------------------------------
         Debentures
          outstanding        $  69,927    $  46,766    $  15,528    $ 224,587
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            Dec. 31, 2007    $  68,092    $  44,360    $  14,931    $ 217,536
           Accretion of
            discount               183          151           36          720
           Converted to Trust
            Units                  (25)           -            -          (25)
         ---------------------------------------------------------------------
           Balance at
            March 31, 2008   $  68,250    $  44,511    $  14,967    $ 218,231
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            Dec. 31, 2007    $   2,971    $   2,286    $     798    $   9,632
           Converted to Trust
            Units                    -            -            -            -
         ---------------------------------------------------------------------
           Balance at
            March 31, 2008   $   2,971    $   2,286    $     798    $   9,632
         ---------------------------------------------------------------------

         During the three months ended March 31, 2008, $25,000 debentures were converted resulting in the issuance of 1,001 Trust Units (March 31,
         2007 - Nil).

     5.  Bank Indebtedness

         Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility.
         The loan's interest rate is based on either prime, US base rate,
         LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to
         1.25% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next renewal due in June 2008. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
         364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage Oil & Gas Ltd. ("AOG") to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are
         subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the
         Fund is in default of such credit facilities or if the amount of the
         Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the three months ended March 31, 2008, the effective interest rate on the outstanding amounts under the facility was approximately 5.6% (March 31, 2007 - 5.4%).

     6.  Asset Retirement Obligations

         A reconciliation of the asset retirement obligations is provided below:

                                                   Three months
                                                          ended    Year ended
                                                       March 31,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $    60,835   $    34,324
         Accretion expense                                1,037         2,795
         Assumed in Sound acquisition                         -        16,695
         Liabilities incurred                             5,260        13,972
         Liabilities settled                             (4,965)       (6,951)
         ---------------------------------------------------------------------
         Balance, end of period                     $    62,167   $    60,835
         ---------------------------------------------------------------------

     7.  Unitholders' Equity

         (a) Unitholders' capital

             (i)   Authorized

                   Unlimited number of voting Trust Units

             (ii)  Issued

                                                Number of Units        Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2007               138,269,374   $ 2,036,121
         Distribution reinvestment plan               1,006,673         9,598
         Issued for cash, net of costs                        -           (42)
         Issued on conversion of debentures               1,001            25
         Management internalization forfeitures          (4,193)          (84)

         ---------------------------------------------------------------------
                                                    139,272,855   $ 2,045,618
         ---------------------------------------------------------------------
         Management internalization escrowed
          Trust Units                                                  (6,481)
         ---------------------------------------------------------------------
         Balance at March 31, 2008                                $ 2,039,137
         ---------------------------------------------------------------------

         On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
         $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. For the three months ended March 31, 2008, a total of 4,193 Trust Units issued for the management internalization were forfeited (March 31, 2007 -
         10,784 Trust Units) and $2.5 million has been recognized as management internalization expense (March 31, 2007 - $5.4 million).
         As at March 31, 2008, 1,189,429 Trust Units remain held in escrow
         (December 31, 2007 - 1,193,622 Trust Units).

         During the three months ended March 31, 2008, 1,006,673 Trust Units
         (March 31, 2007 - 1,069,989 Trust Units) were issued under the
         Premium Distribution(TM), Distribution Reinvestment and Optional
         Trust Unit Purchase Plan, generating $9.6 million (March 31, 2007 -
         $12.4 million) reinvested in the Fund.

         (b) Contributed surplus

                                                   Three months
                                                          ended    Year ended
                                                       March 31,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $     2,005   $       863
         Unit-based compensation                            205         1,255
         Expiration of convertible debentures equity
          component                                           -            59
         Exercise of Trust Unit Rights                        -          (172)
         ---------------------------------------------------------------------
         Balance, end of period                     $     2,210   $     2,005
         ---------------------------------------------------------------------

         (c) Trust Units Rights Incentive Plan

                                                         Number         Price
         ---------------------------------------------------------------------
         Balance at December 31, 2007                   150,000   $      9.20
         Exercised                                            -             -
         Reduction of exercise price                          -         (0.36)
         ---------------------------------------------------------------------
         Balance at March 31, 2008                      150,000   $      8.84
         ---------------------------------------------------------------------
         Expiration date                                    June 17, 2008
         ---------------------------------------------------------------------

         (d) Net income (loss) per Trust Unit

         The calculation of basic and diluted net income (loss) per Trust Unit are derived from both income (loss) available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                   Three months  Three months
                                                          ended         ended
                                                       March 31,     March 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Income (loss) available to Unitholders
           Basic and diluted                        $   (24,122)  $       341
         ---------------------------------------------------------------------
         Weighted average Trust Units outstanding
           Basic                                    137,599,070   108,331,960
           Trust Units Rights Incentive Plan                  -        28,042
           Management Internalization                         -       221,180
         ---------------------------------------------------------------------
           Diluted                                  137,599,070   108,581,182
         ---------------------------------------------------------------------

         The calculation of diluted net income per Trust Unit excludes all series of convertible debentures for the three months ended March 31,
         2008 and 2007 as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three months ended March 31, 2008 were 9,846,967
         (March 31, 2007 - 8,334,453). As at March 31, 2008, the total convertible debentures outstanding were immediately convertible to
         9,846,252 Trust Units (March 31, 2007 - 8,334,453).

         All of the Trust Unit Rights and Management Internalization escrowed
         Trust Units have been excluded from the calculation of diluted net income per Trust Unit for the three months ended March 31, 2008, as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Trust Unit Rights and Management
         Internalization escrowed Trust Units and excluded from the diluted net income per Trust Unit calculation for the three months ended
         March 31, 2008 were 20,185 and 559,073, respectively.

     8.  Accumulated Deficit

         Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                       March 31,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Accumulated Income                         $   195,866   $   219,988
         Accumulated Distributions                     (929,844)     (879,823)
         ---------------------------------------------------------------------
         Accumulated Deficit                        $  (733,978)  $  (659,835)
         ---------------------------------------------------------------------

         For the three months ended March 31, 2008 the Fund declared
         $50.0 million in distributions representing $0.36 per distributable
         Trust Unit (three months ended March 31, 2007 - $50.2 million in distributions representing $0.45 per distributable Trust Unit).

     9.  Financial Instruments

         Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at March 31, 2008, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 4) resulting in fair values that will vary over time as market conditions change. As at March 31,
         2008, the estimated fair value of the total outstanding convertible debenture obligation was $224.7 million (December 31, 2007 -
         $215.4 million). The fair value of the liability component of convertible debentures was determined primarily based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures.
         The Fund applied discount rates of between 6.75 and 7% considering current available market information, assumed credit adjustments, and various terms to maturity.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed by third parties.
         Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
         Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector.
         The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable,
         creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund generally enters into derivative contracts with investment grade institutions that are members of Advantage's credit facility syndicate to further mitigate associated credit risk.

         Liquidity Risk

         The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
         Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement which mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations.
         The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The terms of the credit facility are such that it provides
         Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2008 to 2011 (note 4). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         Interest Rate Risk

         The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
         Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% interest rate fluctuation for the three months ended
         March 31, 2008 could potentially have impacted net income by approximately $1.0 million for that period.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
         Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at March 31, 2008 could impact net income by approximately $15.6 million for the three months ended March 31,
         2008. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at March 31,
         2008 could impact net income by $9.0 million for the three months ended March 31, 2008. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at March
         31, 2008 could impact net income by $0.1 million for the three months ended March 31, 2008. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income.

         As at March 31, 2008 the Fund had the following derivatives in place:

     Description of
      Derivative     Term             Volume                    Average Price
     -------------------------------------------------------------------------
     Natural gas - AECO

       Fixed    April 2008 to      14,217 mcf/d                  Cdn$6.85/mcf
        price    October 2008
       Fixed    April 2008 to       9,478 mcf/d                  Cdn$7.25/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.83/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.10/mcf
        price    March 2009
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.06/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$7.77/mcf
        price    March 2009
       Fixed    November 2008 to    4,739 mcf/d                  Cdn$8.10/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$9.45/mcf
        price    March 2009

     Crude oil - WTI

       Fixed    February 2008 to   2,000 bbls/d                 Cdn$90.93/bbl
        price    January 2009
       Collar   February 2008 to   2,000 bbls/d       Sold put  Cdn$70.00/bbl
                 January 2009                    Purchase call Cdn$105.00/bbl
                                                          Cost   Cdn$1.52/bbl
       Fixed    April 2008 to      2,500 bbls/d                 Cdn$97.15/bbl
        price     March 2009

     Electricity - Alberta Pool Price

       Fixed    January 2008 to          3.0 MW                 Cdn$54.00/MWh
        price    December 2008

         As at March 31, 2008, the fair value of the derivatives outstanding resulted in an asset of approximately $597,000 (December 31, 2007 -
         $7,201,000) and a liability of approximately $59,602,000 (December
         31, 2007 - $5,020,000). For the three months ended March 31, 2008,
         $61,186,000 was recognized in income as an unrealized derivative loss
         (March 31, 2007 - $12,029,000) and $2,407,000 was recognized in income as a realized derivative gain (March 31, 2007 - $6,230,000).

     10. Capital Management

         The Fund manages its capital with the following objectives:

         -  To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
            acquisitions; and
         -  To maximize Unitholder return and provide stable distributions that will enhance the Trust Unit value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Fund is composed of working capital
         (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders'
         equity. The Fund internally views convertible debentures as another form of equity as it is expected that the obligations will be settled either directly or indirectly through the issuance of Trust Units.
         Advantage may manage its capital structure by issuing new Trust
         Units, obtaining additional financing either through bank
         indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjust the amount of monthly distributions, suspend or renew its distribution reinvestment plan, adjust capital spending, or dispose of non-core assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Advantage's capital structure as at
         March 31, 2008 is as follows:

                                                               March 31, 2008
         ---------------------------------------------------------------------

         Bank indebtedness (long-term)                            $   563,500
         Working capital deficit(1)                                    35,375
         ---------------------------------------------------------------------
         Net debt                                                     598,875
         Trust Units outstanding market value                       1,642,029
         Convertible debentures maturity value (long-term)            214,328
         Capital lease obligations (long-term)                          5,332
         ---------------------------------------------------------------------
         Total                                                    $ 2,460,564
         ---------------------------------------------------------------------

         (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.

         The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 5) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
         The Fund is in compliance with all credit facility covenants. As well, the borrowing base for the Fund's credit facilities is determined through utilizing the regular reserve estimates. Revision or changes in the reserve estimates can have either a positive or a negative impact on the borrowing base of the Fund. Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance.
         Advantage's Trust Indenture also provides for the issuance of an unlimited number of Trust Units. However, through new tax
         legislation, an income trust is restricted to doubling its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. In addition, an income trust may replace debt that was outstanding as of October 31,
         2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. As a result of the "normal growth" guidelines, the Fund is permitted to issue approximately
         $2.0 billion of new equity from October 31, 2006 to January 1, 2011, which we believe is adequate for any growth we expect to incur. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment
         Flow-Through Entity tax legislation whereby the taxable portion of distributions paid will be subject to tax at the trust level.

         Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
         Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the
         Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

         The Fund's capital management objectives, policies and processes have remained unchanged during the three month period ended March 31,
         2008.

     11. Commitments

         Advantage has several lease commitments relating to office buildings.
         The estimated remaining annual minimum operating lease rental payments for buildings are as follows:

         2008                         $     3,083
         2009                               4,126
         2010                               4,141
         2011                               1,735
         2012                               1,314
         -----------------------------------------
                                      $    14,399
         -----------------------------------------
     >>
     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 23:09e 14-MAY-08